February 10, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4041

Attention: Ruairi Regan

Re:	Gladstone Commercial Corporation
Registration Statement on Form S-3
File No. 333-236143

Ladies and Gentlemen:

On behalf of Gladstone Commercial Corporation (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registrant’s Registration Statement on Form S-3 (File No. 333-236143), so that it will be declared effective on Tuesday, February 11¸ 2020 at 4:30 p.m. Eastern Time, or as soon thereafter as is practicable.

Please contact our legal counsel, Lori B. Morgan, of Bass, Berry & Sims PLC at (615) 742-6280, if you have any questions concerning this request.

Very truly yours,

Gladstone Commercial Corporation

By:	/s/ Michael Sodo
Michael Sodo
Chief Financial Officer